UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Support.com, Inc.

File No. 0-30901 - CF#32246

Support.com, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2014 and a Form 8-K filed on June 18, 2014.

Based on representations by Support.com, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 8, 2014	through March 21, 2016
10.2	10-Q	May 8, 2014	through March 21, 2016
10.3	10-Q	May 8, 2014	through March 21, 2016
10.1	8-K	June 18, 2014	through June 6, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary